Filed by First Busey Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Banc Ed Corp.
Commission File Number: 0-15950

October 23, 2018

Busey®

100 W. UNIVERSITY AVE.
CHAMPAIGN, IL 61820

WWW.BUSEY.COM

First Busey Announces 2018 Third Quarter Earnings

Champaign, IL – (Nasdaq: BUSE)

Message from our President & CEO

First Busey Produces Record Net Income in the Third Quarter 2018

Compared to the third quarter of the prior year, third quarter 2018 results were:
●Net income of $26.9 million, an increase of 43.0%, and adjusted net income[1] of $27.0 million, an increase of 30.8%
●Earnings per share of $0.55 per diluted common share
●Net interest income of $60.8 million, an increase of 8.6%
●End of period total assets of $7.889 billion, an increase of 14.1%
●End of period portfolio loans at $5.624 billion, an increase of 10.6%
●End of period non-interest bearing deposits at $1.438 billion, an increase of 8.8%

First Busey Corporation's ("First Busey" or the "Company") net income for the third quarter of 2018 was $26.9 million, or $0.55 per diluted common share, an increase compared to net income of $24.9 million, or $0.51 per diluted common share, for the second quarter of 2018 and net income of $18.8 million, or $0.41 per diluted common share, for the third quarter of 2017.  Adjusted net income1 for the third quarter of 2018 was $27.0 million, or $0.55 per diluted common share, an increase compared to $25.6 million, or $0.52 per diluted common share, for the second quarter of 2018 and $20.6 million, or $0.45 per diluted common share, for the third quarter of 2017.

The Company views certain non-operating items, including acquisition-related and restructuring charges, as adjustments to net income reported under generally accepted accounting principles ("GAAP").  Non-operating adjustments for the third quarter of 2018 were $0.2 million of expenses related to acquisitions. The reconciliation of non-GAAP measures (including adjusted net income, adjusted return on average assets, adjusted net interest margin, adjusted efficiency ratio, tangible book value, tangible book value per share and return on average tangible common equity), which the Company believes facilitates the assessment of its financial results and peer comparability, is included in tabular form at the end of this release.

Year-to-date net income through September 30, 2018 was $73.6 million, or $1.50 per diluted common share, an increase over net income of $50.4 million, or $1.23 per diluted common share, for the comparable period of 2017. Year-to-date adjusted net income1 for the first nine months of 2018 was $77.5 million, or $1.58 per diluted common share, an increase compared to $53.1 million or $1.29 per diluted common share for 2017.  The results were favorably impacted by the acquisition of First Community Financial Partners Inc., the holding company of First Community Financial Bank ("First Community"), since the closing of the transaction on July 2, 2017, and Mid Illinois Bancorp, Inc., the holding company of South Side Trust & Savings Bank of Peoria ("South Side"), since the closing of the transaction on October 1, 2017.

For the third quarter of 2018, return on average assets and return on average tangible common equity were 1.37% and 16.17%, respectively.  Based on adjusted net income1, return on average assets was 1.37% and return on average tangible common equity was 16.26% for the same period.

For the nine months ended September 30, 2018, return on average assets was 1.28%, an increase from 1.15% for the same period of 2017.  Based on adjusted net income1, return on average assets for the first nine months of 2018 was 1.34% compared to 1.22% for the comparable period of 2017. Return on average tangible common equity was 15.34% for the first nine months of 2018 compared to 13.15% for the same period of 2017.  Return on average tangible common equity based on adjusted net income1 was 16.15% for the first nine months of 2018 compared to 13.86% for the same period of 2017.

1 A Non-GAAP financial measure. See "Non-GAAP Financial Information" below for reconciliation

In the third quarter 2018, the Company was pleased to announce the signing of a definitive agreement to acquire The Banc Ed Corp. ("Banc Ed"), the holding company for TheBANK of Edwardsville ("TheBANK").  TheBANK, founded in 1868, is a privately held commercial bank headquartered in Edwardsville, Illinois.  Under the terms of the merger agreement, Banc Ed's stockholders will have the right to receive 8.2067 shares of common stock of the Company and $111.53 in cash for each share of common stock of Banc Ed, with total consideration to consist of approximately 70% stock and 30% cash. The transaction is expected to close in the fourth quarter of 2018 or in the first quarter of 2019, subject to customary closing conditions and required approvals.  It is anticipated that TheBANK will be merged with and into the Company's bank subsidiary, Busey Bank, at a date following the completion of the holding company merger. At the time of the bank merger, TheBANK's banking centers will become branches of Busey Bank.   Banc Ed had total consolidated assets of $1.847 billion, total loans of $914.5 million and total deposits of $1.573 billion as of September 30, 2018. Please reference the Company's Form 8-K, filed on August 22, 2018 for additional information regarding our pending acquisition of Banc Ed.
The pending Banc Ed transaction fits with our acquisition strategy as the addition of TheBANK will grow the Company's current geographic footprint, allowing the Company to serve customers by expanding in the St. Louis Missouri-Illinois Metropolitan Statistical Area and significantly adding to the Company's wealth management business.  Busey and TheBANK have similar risk philosophies and the combined entity will continue to build upon capital strength and solid credit practices.
Our practice of balance sheet strength, solid credit decisions, and profitability continues to influence our organic growth. Third quarter 2018 net income of $26.9 million was driven by revenue of $82.6 million. We continued to effectively control expenses resulting in an efficiency ratio of 53.47% in the third quarter 2018 as compared to 54.82% in the second quarter 2018 and 59.80% in the first quarter of 2018.  Further, in this challenging market of organic loan growth, the Company increased its commercial loan balance by $65.6 million in the third quarter of 2018 compared to the second quarter of 2018, for a total commercial loan balance of $4.142 billion at September 30, 2018.
Our goal of being a strong community bank for the communities we serve begins with outstanding associates.  Nationally, the Company has been identified for the third consecutive year among the Best Banks to Work For by American Banker magazine.  The Company takes great pride in being associated with this select group of premier banks nationwide.  We also received a first-of-its-kind recognition of regional banks. Forbes and Statista have named the Company among the 2018 Best-In-State Banks based solely on customer opinions. For the third consecutive year, the Company was honored to be named among the Best Places to Work in Illinois by the Daily Herald Business Ledger and Best Companies Group, and for the first time, in Missouri the Company received the 2018 Top Workplaces award by the St. Louis Post-Dispatch. In addition, the Company was named among the Best Companies to Work For in Florida by Florida Trend and Best Companies Group.

We are pleased with our third quarter 2018 results and feel confident that we are well positioned to continue to produce growth and profitability as we move into the final quarter of 2018 and into 2019.

/s/ Van A. Dukeman
President & Chief Executive Officer
First Busey Corporation

SELECTED FINANCIAL HIGHLIGHTS[1]
(dollars in thousands, except per share data)

	As of and for the				As of and for the
	Three Months Ended				Nine Months Ended
	September 30,	June 30,	December 31,	September 30,	September 30,	September 30,
	2018	2018	2017	2017	2018	2017
EARNINGS & PER SHARE DATA
Net income	$26,859	$24,862	$12,293	$18,784	$73,638	$50,433
Revenue[2]	82,627	83,014	86,607	76,488	247,884	200,090
Diluted earnings per share	0.55	0.51	0.25	0.41	1.50	1.23
Cash dividends paid per share	0.20	0.20	0.18	0.18	0.60	0.54

Net income by operating segment
Banking	$26,486	$24,904	$16,158	$18,942	$73,235	$49,546
Remittance Processing	957	986	440	505	2,896	1,567
Wealth Management	2,280	2,288	1,469	1,237	7,332	4,760

AVERAGE BALANCES
Cash and cash equivalents	$238,000	$218,239	$256,626	$210,980	$227,806	$213,872
Investment securities	1,417,708	1,308,203	1,223,103	1,009,355	1,345,996	877,685
Loans held for sale	28,661	27,516	109,336	127,369	31,785	123,508
Portfolio loans	5,551,753	5,533,168	5,457,077	5,035,025	5,531,087	4,267,393
Interest-earning assets	7,132,324	6,984,486	6,932,750	6,282,725	7,031,636	5,397,421
Total assets	7,802,308	7,653,541	7,632,019	6,861,377	7,707,090	5,843,233

Non-interest bearing deposits	1,492,709	1,492,251	1,516,233	1,328,770	1,494,016	1,163,440
Interest-bearing deposits	4,784,657	4,619,710	4,434,492	4,081,753	4,658,303	3,533,332
Total deposits	6,277,366	6,111,961	5,950,725	5,410,523	6,152,319	4,696,772
Securities sold under agreements to repurchase	234,729	234,282	294,389	215,776	242,268	186,277
Interest-bearing liabilities	5,303,632	5,176,986	5,126,815	4,665,939	5,219,086	3,964,603
Total liabilities	6,840,484	6,709,410	6,699,840	6,039,162	6,760,415	5,168,231
Stockholders' common equity	961,824	944,131	932,179	822,215	946,675	675,002
Tangible stockholders' common equity[3]	658,910	639,752	622,952	576,844	641,937	512,587

PERFORMANCE RATIOS
Return on average assets[4]	1.37%	1.30%	0.64%	1.09%	1.28%	1.15%
Return on average common equity[4]	11.08%	10.56%	5.23%	9.06%	10.40%	9.99%
Return on average tangible common equity[3,6]	16.17%	15.59%	7.83%	12.92%	15.34%	13.15%
Net interest margin[5,6]	3.41%	3.50%	3.68%	3.60%	3.47%	3.54%
Efficiency ratio[6]	53.47%	54.82%	58.69%	58.92%	56.02%	58.08%
Non-interest revenue as a % of total revenues[2]	26.45%	27.27%	27.20%	26.86%	27.02%	29.87%

[1] Results are unaudited
[2] Revenues consist of net interest income plus non-interest income, net of security gains and losses
[3] Average tangible stockholders' common equity is defined as average common equity less average goodwill and intangibles, see "Non-GAAP Financial Information" below for reconciliation
[4] Annualized
5 On a tax-equivalent basis, assuming an income tax rate of 21% for 2018 and 35% for 2017
[6] See "Non-GAAP Financial Information" below for reconciliation

Condensed Consolidated Balance Sheets[1]	As of
(dollars in thousands, except per share data)	September 30,	June 30,	December 31,	September 30,
	2018	2018	2017	2017
Assets
Cash and cash equivalents	$160,652	$230,730	$353,272	$214,381
Investment securities	1,496,948	1,384,807	1,321,610	990,222

Loans held for sale	32,617	33,974	94,848	139,696

Commercial loans	4,141,816	4,076,253	4,030,821	3,782,463
Retail real estate and retail other loans	1,481,925	1,479,034	1,488,679	1,303,401
Portfolio loans	$5,623,741	$5,555,287	$5,519,500	$5,085,864

Allowance for loan losses	(52,743)	(53,305)	(53,582)	(51,035)
Premises and equipment	119,162	119,835	116,913	100,642
Goodwill and other intangibles	301,963	303,407	308,073	247,562
Other assets	207,045	200,809	200,006	186,457
Total assets	$7,889,385	$7,775,544	$7,860,640	$6,913,789

Liabilities & Stockholders' Equity
Non-interest bearing deposits	$1,438,054	$1,496,671	$1,597,421	$1,321,439
Interest-bearing checking, savings, and money market deposits	3,205,232	3,192,735	3,192,382	3,049,651
Time deposits	1,552,283	1,474,506	1,336,162	1,002,193
Total deposits	$6,195,569	$6,163,912	$6,125,965	$5,373,283

Securities sold under agreements to repurchase	255,906	240,109	304,566	219,071
Short-term borrowings	200,000	150,000	220,000	212,850
Long-term debt	148,626	154,125	154,119	154,115
Junior subordinated debt owed to unconsolidated trusts	71,118	71,081	71,008	70,973
Other liabilities	46,026	39,135	49,979	47,429
Total liabilities	$6,917,245	$6,818,362	$6,925,637	$6,077,721
Total stockholders' equity	$972,140	$957,182	$935,003	$836,068
Total liabilities & stockholders' equity	$7,889,385	$7,775,544	$7,860,640	$6,913,789

Share Data
Book value per common share	$19.90	$19.62	$19.21	$18.37
Tangible book value per common share[2]	$13.72	$13.40	$12.88	$12.93
Ending number of common shares outstanding	48,860	48,776	48,685	45,519

[1] Results are unaudited except for amounts reported as of December 31, 2017
[2] See "Non-GAAP Financial Information" below for reconciliation

Condensed Consolidated Statements of Operations[1]
(dollars in thousands, except per share data)
	For the		For the
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Interest and fees on loans held for sale and portfolio loans	$63,589	$56,762	$186,839	$138,595
Interest on investment securities	9,172	5,757	24,880	14,860
Total interest income	$72,761	$62,519	$211,719	$153,455

Interest on deposits	8,946	3,851	21,837	8,058
Interest on short-term borrowings	750	738	2,396	1,139
Interest on long-term debt	1,437	1,340	4,200	2,081
Interest on junior subordinated debt owed to unconsolidated trusts	854	649	2,383	1,857
Total interest expense	$11,987	$6,578	$30,816	$13,135

Net interest income	$60,774	$55,941	$180,903	$140,320
Provision for loan losses	758	1,494	4,024	2,494
Net interest income after provision for loan losses	$60,016	$54,447	$176,879	$137,826

Trust fees	6,324	5,071	20,573	17,088
Commissions and brokers' fees, net	881	766	2,860	2,239
Fees for customer services	7,340	6,577	21,576	18,658
Remittance processing	3,630	2,877	10,588	8,581
Mortgage revenue	1,272	3,526	4,488	8,430
Security gains, net	-	290	160	1,143
Other	2,406	1,730	6,896	4,774
Total non-interest income	$21,853	$20,837	$67,141	$60,913

Salaries, wages and employee benefits	26,024	25,497	80,315	67,448
Net occupancy expense of premises	3,761	3,714	11,271	10,025
Furniture and equipment expense	1,715	1,785	5,418	5,123
Data processing	4,016	5,113	12,391	11,348
Amortization of intangible assets	1,445	1,286	4,450	3,675
Other	8,968	9,544	30,429	23,707
Total non-interest expense	$45,929	$46,939	$144,274	$121,326

Income before income taxes	$35,940	$28,345	$99,746	$77,413
Income taxes	9,081	9,561	26,108	26,980
Net income	$26,859	$18,784	$73,638	$50,433

Per Share Data
Basic earnings per common share	$0.55	$0.41	$1.51	$1.24
Diluted earnings per common share	$0.55	$0.41	$1.50	$1.23
Diluted average common shares outstanding	49,247	45,764	49,216	41,069

[1] Results are unaudited

Balance Sheet Growth:  At September 30, 2018, portfolio loans were $5.624 billion, an increase of $68.5 million from $5.555 billion as of June 30, 2018 and an increase of $537.9 million from the $5.086 billion as of September 30, 2017.  Third quarter 2018 commercial loan growth was $65.6 million and retail growth was $2.9 million over the second quarter of 2018. The balance of loans held for sale at September 30, 2018 was $32.6 million compared to $34.0 million at June 30, 2018 and $139.7 million at September 30, 2017, reflecting the realignment of mortgage origination resources discussed below. Average portfolio loans increased 10.3% to $5.552 billion for the third quarter of 2018 compared to $5.035 billion for the third quarter of 2017.
Average interest-earning assets for the three months ended September 30, 2018 increased to $7.132 billion compared to $6.984 billion for the three months ended June 30, 2018 and $6.283 billion for the three months ended September 30, 2017.  Average interest-earning assets for the first nine months of 2018 increased to $7.032 billion from $5.397 billion in the same period of 2017, a 30.3% increase.

Total deposits were $6.196 billion at September 30, 2018, an increase from $6.164 billion at June 30, 2018 and $5.373 billion at September 30, 2017.  The Company remains funded primarily through core deposits with significant market share in core Illinois markets.

Net Interest Margin and Net Interest Income: Net interest income of $60.8 million in the third quarter of 2018 increased from $60.4 million in the second quarter of 2018 and $55.9 million in the third quarter of 2017.  Net interest income for the first nine months of 2018 was $180.9 million compared to $140.3 million in the same period of 2017, a 28.9% increase.  Net purchase accounting accretion and amortization included in interest income and interest expense was $2.3 million for the third quarter of 2018, a decrease from $3.0 million for the second quarter of 2018 and $3.1 million for the third quarter of 2017.  Net purchase accounting accretion and amortization included in interest income and interest expense for the first nine months of 2018 was $8.7 million and $6.6 million for the same period of 2017.

Net interest margin decreased to 3.41% for the third quarter of 2018, compared to 3.50% for the second quarter of 2018 and 3.60% for the third quarter of 2017.  Net of purchase accounting accretion and amortization, net interest margin for the third quarter of 2018 was 3.29%, a decrease from 3.33% for the second quarter of 2018 and 3.40% for the third quarter of 2017. Net interest margin for the first nine months of 2018 was 3.47% compared to 3.54% for the first nine months of 2017.  Net of purchase accounting accretion and amortization, net interest margin for the first nine months of 2018 was 3.31%, a decrease from 3.37% for the same period of 2017.

Asset Quality:  As of September 30, 2018, non-performing loans increased to $40.8 million, compared to $26.4 million as of June 30, 2018, and $27.9 million as of September 30, 2017. Non-performing loans were 0.72% of total portfolio loans as of September 30, 2018, compared to 0.47% as of June 30, 2018 and 0.55% as of September 30, 2017. The increase in non-performing loans for the third quarter of 2018 was driven primarily by two credits. The Company has created specific reserves for these credits.

The Company recorded net charge-offs of $1.3 million for the third quarter of 2018, a decrease compared to $1.6 million for the second quarter of 2018, and an increase compared to net recoveries of $0.3 million for the third quarter of 2017.  The allowance for loan loss as a percentage of portfolio loans was 0.94% at September 30, 2018 as compared to 0.96% at June 30, 2018 and 1.00% at September 30, 2017. As a result of acquisitions, the Company is holding acquired loans that are carried net of a fair value adjustment for credit and interest rate marks and are only included in the allowance calculation to the extent that the reserve requirement exceeds the fair value adjustment.  The Company recorded provision for loan losses of $0.8 million in the third quarter of 2018, compared to $2.3 million in the second quarter of 2018 and $1.5 million in the third quarter of 2017. The Company recorded provision for loan losses of $4.0 million in the first nine months of 2018 and $2.5 million in the first nine months of 2017.

Asset Quality[1]	As of and for the Three Months Ended
(dollars in thousands)	September 30,	June 30,	December 31,	September 30,
	2018	2018	2017	2017

Portfolio loans	$5,623,741	$5,555,287	$5,519,500	$5,085,864
Non-performing loans
Non-accrual loans	40,395	25,215	24,624	27,430
Loans 90+ days past due	364	1,142	2,741	439
Non-performing loans, segregated by geography
Illinois/ Indiana	33,699	21,534	23,093	23,680
Missouri	6,222	3,338	2,964	2,682
Florida	838	1,485	1,308	1,507
Loans 30-89 days past due	8,189	10,017	12,897	11,556
Other non-performing assets	1,093	3,694	1,283	1,172
Non-performing assets to portfolio loans and non-performing assets	0.74%	0.54%	0.52%	0.57%
Allowance as a percentage of non-performing loans	129.40%	202.24%	195.80%	183.13%
Allowance for loan losses to portfolio loans	0.94%	0.96%	0.97%	1.00%
Net charge-offs (recoveries)	1,320	1,602	262	(340)
Provision for loan losses	758	2,258	2,809	1,494

[1] Results are unaudited except for amounts reported as of December 31, 2017

Fee-based Businesses:  Revenues from trust fees, commissions and brokers' fees, and remittance processing activities represented 49.6% of the Company's non-interest income for the quarter ended September 30, 2018, providing a balance to revenue from traditional banking activities. Two of the Company's acquisitions, Pulaski Financial Corp. and First Community, had no legacy fee income in these businesses; therefore, the addition of these fee-based service offerings in these acquired bank markets is expected to continue providing attractive growth opportunities in future periods.

Trust fees and commissions and brokers' fees of $7.2 million for the third quarter of 2018 decreased seasonally from $7.6 million for the second quarter 2018 and increased from $5.8 million for the third quarter of 2017. Trust fees and commissions and brokers' fees increased to $23.4 million for the first nine months of 2018 compared to $19.3 million for the first nine months of 2017.  Net income from the wealth management segment of $2.3 million for the third quarter of 2018 was consistent with the second quarter of 2018 but increased from $1.2 million from the third quarter of 2017.  Net income from the wealth management segment for the nine months ended September 30, 2018 was $7.3 million compared to $4.8 million for the same period of 2017, a 54.0% increase. Market expansion resulting from the South Side acquisition and strong performance from Busey Ag Services, a wealth management division of Busey Bank, contributed to the year-to-date positive results.  Busey Wealth Management ended the third quarter of 2018 with $7.212 billion in assets under care, an increase from $7.014 billion as of June 30, 2018 and $5.886 billion as of September 30, 2017.

Remittance processing revenue from the Company's subsidiary FirsTech, Inc. ("FirsTech") of $3.6 million for the third quarter of 2018 remained comparable to the second quarter of 2018 but increased 26.2% from $2.9 million for the third quarter of 2017.  Remittance processing revenue for the nine months ended September 30, 2018 was $10.6 million, an increase of 23.4%, compared to $8.6 million during the same period of 2017.  FirsTech's, the remittance processing segment's, net income was $1.0 million for the third and second quarters of 2018, an increase from $0.5 million for the third quarter of 2017. The positive 2018 results are a reflection of new customer activity and volume increases from existing customers.

Mortgage revenue of $1.3 million in the third quarter decreased from $1.6 million in the second quarter of 2018 and $3.5 million for the third quarter of 2017, reflecting the realignment of mortgage origination resources to the Company's branch markets through the sale of certain mortgage locations in the fourth quarter of 2017.  Mortgage revenue for the first nine months of 2018 was $4.5 million, a decrease from $8.4 million in the same period of 2017.  The linked quarter mortgage revenue declines reflect slower mortgage volumes in the third quarter of 2018 as compared to second quarter of 2018.

Operating Efficiency:  The efficiency ratio, inclusive of acquisition and restructuring costs, of 53.47% for the quarter ended September 30, 2018 decreased from 54.82% for the quarter ended June 30, 2018 and 58.92% for the quarter ended September 30, 2017, as the company sees greater operating efficiencies from its recent integrations.  The efficiency ratio for the first nine months of 2018 was 56.02% compared to 58.08% for the first nine months of 2017. The adjusted efficiency ratio2 was 53.26% for the quarter ended September 30, 2018, 53.67% for the quarter ended June 30, 2018, and 54.98% for the quarter ended September 30, 2017.

Specific areas of non-interest expense are as follows:

• Salaries, wages and employee benefits increased to $26.0 million in the third quarter of 2018, compared to $25.5 million in the second quarter of 2018 and $25.5 million in the third quarter of 2017.  In the first nine months of 2018, salaries, wages and employee benefits increased to $80.3 million compared to $67.4 million for the same period of 2017. The recent acquisitions added to the Company's headcount and the Company recorded total restructuring costs of $1.7 million in the first nine months of 2018.

• Data processing expense in the third quarter of 2018 remained comparable at $4.0 million compared to the second quarter of 2018 but decreased compared to $5.1 million in the third quarter of 2017. In the first nine months of 2018, data processing expense increased to $12.4 million compared to $11.3 million for the same period of 2017.  Variances are largely related to deconversion expenses related to acquisitions.

• Other operating expenses decreased to $9.0 million in the third quarter of 2018, compared to $10.8 million in the second quarter of 2018 and $9.5 million in the third quarter of 2017 across multiple categories. In the first nine months of 2018, other operating expenses increased to $30.4 million compared to $23.7 million for the same period of 2017.

2 A Non-GAAP financial measure, see "Non-GAAP Financial Information" below for reconciliation

Capital Strength:  The Company's strong capital levels, coupled with its earnings, have allowed it to provide a steady return to its stockholders through dividends.  The Company will pay a cash dividend on October 26, 2018 of $0.20 per common share to stockholders of record as of October 19, 2018.  The Company has consistently paid dividends to its common stockholders since the bank holding company was organized in 1980.

As of September 30, 2018, the Company continued to exceed the capital adequacy requirements necessary to be considered "well-capitalized" under applicable regulatory guidelines.  The Company's tangible stockholders' common equity3 ("TCE") increased to $679.1 million at September 30, 2018, compared to $663.1 million at June 30, 2018 and $600.4 million at September 30, 2017. TCE represented 8.94% of tangible assets at September 30, 2018, compared to 8.86% at June 30, 2018 and 8.99% at September 30, 2017.4

3 Tangible stockholders' common equity, see "Non-GAAP Financial Information" below for reconciliation
4 Tangible assets, see "Non-GAAP Financial Information" below for reconciliation

Corporate Profile

As of September 30, 2018, First Busey Corporation (Nasdaq: BUSE) was a $7.9 billion financial holding company headquartered in Champaign, Illinois. Busey Bank, the wholly-owned bank subsidiary with total assets of $7.9 billion as of September 30, 2018, is headquartered in Champaign, Illinois and has forty-four banking centers serving Illinois, thirteen banking centers in the St. Louis, Missouri metropolitan area, five banking centers serving southwest Florida and a banking center in Indianapolis, Indiana.  Trevett Capital Partners, a wealth management division of Busey Bank, provides asset management, investment and fiduciary services to high net worth clients in southwest Florida. The wealth management professionals of Trevett Capital Partners can be reached through trevettcapitalpartners.com.

Busey Bank was named among Forbes' 2018 Best-In-State Banks—one of five in Illinois and 124 from across the country, equaling 2.2% of all banks, recognized solely by customers. Best-In-State Banks are awarded for exceptional customer experiences as determined by a survey sample of 25,000+ people across the U.S. who rated banks on trust, terms and conditions, branch services, digital services and financial advice.

Busey Bank owns a retail payment processing subsidiary, FirsTech, Inc., which processes approximately 28 million transactions per year using online bill payment, lockbox processing and walk-in payments at its 4,000 agent locations in 43 states.  More information about FirsTech, Inc. can be found at firstechpayments.com.

Busey Wealth Management is a wholly-owned subsidiary of First Busey Corporation.  Through Busey Trust Company, Busey Wealth Management provides asset management, investment and fiduciary services to individuals, businesses and foundations.  As of September 30, 2018, Busey Wealth Management's assets under care were approximately $7.2 billion.

For more information about us, visit www.busey.com.

Contacts:

Robin N. Elliott, Chief Operating Officer & Chief Financial Officer, 217-365-4120

Jennifer L. Simons, Chief Accounting Officer, 217-365-4309

Non-GAAP Financial Information

This press release contains certain financial information determined by methods other than GAAP. These measures include adjusted net income, adjusted return on average assets, adjusted net interest margin, adjusted efficiency ratio, tangible common equity, and tangible common equity to tangible assets. Management uses these non-GAAP measures, together with the related GAAP measures, in analysis of the Company's performance and in making business decisions. Management also uses these measures for peer comparisons.
A reconciliation to what management believes to be the most direct compared GAAP financial measures – net income in the case of adjusted net income and adjusted return on average assets, total net interest income, total non-interest income and total non-interest expense in the case of adjusted efficiency ratio, total stockholders' equity in the case of the tangible book value per share – appears below.  The Company believes the adjusted measures are useful for investors and management to understand the effects of certain non-recurring non-interest items and provide additional perspective on the Company's performance over time as well as comparison to the Company's peers.
These non-GAAP disclosures have inherent limitations and are not audited.  They should not be considered in isolation or as a substitute for the results reported in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Tax effected numbers included in these non-GAAP disclosures are based on estimated statutory rates.

Reconciliation of Non-GAAP Financial Measures – Adjusted Net Income and Return on Average Assets
(dollars in thousands)

	Three Months Ended			Nine Months Ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Net income	$26,859	$24,862	$18,784	$73,638	$50,433
Acquisition expenses
Salaries, wages and employee benefits	-	-	720	1,233	720
Data processing	-	34	1,262	406	1,349
Other (includes professional and legal)	167	107	1,031	2,224	2,047
Other restructuring costs
Salaries, wages and employee benefits	-	-	-	417	215
Fixed asset impairments	-	817	-	817	-
Other	-	-	46	-	46
Related tax benefit	(20)	(230)	(1,195)	(1,217)	(1,681)
Adjusted net income	$27,006	$25,590	$20,648	$77,518	$53,129

Average total assets	$7,802,308	$7,653,541	$6,861,377	$7,707,090	$5,843,233

Reported: Return on average assets[1]	1.37%	1.30%	1.09%	1.28%	1.15%
Adjusted: Return on average assets [1]	1.37%	1.34%	1.19%	1.34%	1.22%

[1] Annualized measure

Reconciliation of Non-GAAP Financial Measures – Adjusted Net Interest Margin
(dollars in thousands)

	Three Months Ended			Nine Months Ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Reported: Net interest income	$60,774	$60,372	$55,941	$180,903	$140,320
Tax-equivalency adjustment	574	561	989	1,713	2,465
Less: Purchase accounting amortization	(2,273)	(3,015)	(3,124)	(8,698)	(6,610)
Adjusted: Net interest income	$59,075	$57,918	$53,806	$173,918	$136,175

Average interest-earning assets	$7,132,324	$6,984,486	$6,282,725	$7,031,636	$5,397,421

Reported: Net interest margin[1]	3.41%	3.50%	3.60%	3.47%	3.54%
Adjusted: Net Interest margin[1]	3.29%	3.33%	3.40%	3.31%	3.37%

[1] Annualized measure

Reconciliation of Non-GAAP Financial Measures – Adjusted Efficiency Ratio
(dollars in thousands)

	Three Months Ended			Nine Months Ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Reported: Net Interest income	$60,774	$60,372	$55,941	$180,903	$140,320
Tax-equivalency adjustment	574	561	989	1,713	2,465
Tax equivalent interest income	$61,348	$60,933	$56,930	$182,616	$142,785

Reported: Non-interest income	21,853	22,802	20,837	67,141	60,913
Less: Security gain (loss), net	-	160	290	160	1,143
Adjusted: Non-interest income	$21,853	$22,642	$20,547	$66,981	$59,770

Reported: Non-interest expense	45,929	47,305	46,939	144,274	121,326
Less:
Amortization of intangible assets	(1,445)	(1,490)	(1,286)	(4,450)	(3,675)
Non-operating adjustments:
Salaries, wages and employee benefits	-	-	(720)	(1,650)	(935)
Data processing	-	(34)	(1,262)	(406)	(1,348)
Other	(167)	(924)	(1,077)	(2,596)	(2,094)
Adjusted: Non-interest expense	$44,317	$44,857	$42,594	$135,172	$113,274

Reported: Efficiency ratio	53.47%	54.82%	58.92%	56.02%	58.08%
Adjusted: Efficiency ratio	53.26%	53.67%	54.98%	54.16%	55.92%

Reconciliation of Non-GAAP Financial Measures – Tangible common equity to tangible assets, Tangible book value per share, Return on average tangible common equity
(dollars in thousands, except per share data)

	As of
	September 30, 2018	June 30, 2018	September 30, 2017

Total assets	$7,889,385	$7,775,544	$6,913,789
Less:
Goodwill and other intangible assets, net	(301,963)	(303,407)	(247,562)
Tax effect of other intangible assets, net	8,912	9,288	11,846
Tangible assets	$7,596,334	$7,481,425	$6,678,073

Total stockholders' equity	972,140	957,182	836,068
Less:
Goodwill and other intangible assets, net	(301,963)	(303,407)	(247,562)
Tax effect of other intangible assets, net	8,912	9,288	11,846
Tangible stockholders' equity	$679,089	$663,063	$600,352

Tangible common equity to tangible assets[1]	8.94%	8.86%	8.99%
Tangible book value per share	$13.72	$13.40	$12.93

	Three Months Ended
	September 30, 2018	June 30, 2018	September 30, 2017
Average stockholders' common equity	$961,824	$944,131	$822,215
Less: Average goodwill and intangibles, net	(302,914)	(304,379)	(245,371)
Average tangible stockholders' common equity	$658,910	$639,752	$576,844

Reported: Return on average tangible common equity[2]	16.17%	15.59%	12.92%
Adjusted: Return on average tangible common equity[2,3]	16.26%	16.04%	14.20%

	Nine Months Ended
	September 30, 2018	September 30, 2017
Average stockholders' common equity	$946,675	$675,002
Less: Average goodwill and intangibles, net	(304,738)	(162,415)
Average tangible stockholders' common equity	$641,937	$512,587

Reported: Return on average tangible common equity[2]	15.34%	13.15%
Adjusted: Return on average tangible common equity[2,3]	16.15%	13.86%

[1] Tax-effected measure
[2] Annualized measure
[3] Calculated using adjusted net income

Special Note Concerning Forward-Looking Statements
This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey and Banc Ed.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey's and Banc Ed's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor Banc Ed undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and Banc Ed to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and Banc Ed will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Banc Ed with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required stockholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economy (including the impact of tariffs, a U.S. withdrawal from or significant negotiation of trade agreements, trade wars and other changes in trade regulations); (ix) changes in state and federal laws, regulations and governmental policies concerning First Busey's and Banc Ed's general business; (x) changes in interest rates and prepayment rates of First Busey's and Banc Ed's assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of Banc Ed; (xvi) unexpected outcomes of existing or new litigation involving First Busey or Banc Ed; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Busey and its business, including additional factors that could materially affect First Busey's financial results, are included in First Busey's filings with the Securities and Exchange Commission ("SEC").
Additional Information
First Busey has filed a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement includes a proxy statement of Banc Ed that also constitutes a prospectus of First Busey, which will be sent to the stockholders of Banc Ed on or about October 23, 2018. Banc Ed's stockholders are advised to read the proxy statement/prospectus because it will contain important information about First Busey, Banc Ed and the proposed transaction. This document and other documents relating to the merger filed by First Busey and Banc Ed can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey's website at www.busey.com under the tab "Investors Relations" and then under "SEC Filings." Alternatively, these documents can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4556, or from Banc Ed, upon written request to The Banc Ed Corp., Attn: R.L. Plummer, Chairman of TheBANK, 330 West Vandalia, Edwardsville, Illinois 62025 or by calling (618) 781-1922.

Participants in this Transaction
First Busey, Banc Ed and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about First Busey's participants may be found in the definitive proxy statement of First Busey relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 12, 2018. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants is also included in the proxy statement/prospectus regarding the proposed transaction.